02049664

VIA COURIER
Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.

Washington, D.C. 20549
U.S.A.

SEC MAIL PROCESSING RECEIVED AUG 26 2002 WASH, D.C. 154 SECTION

SUPPL

Re: Hannover Rückversicherungs-AG
Rule 12g3 - 2 (b) under the Securities
Exchange Act of 1934 -
File No. 82-4627

August 21, 2002

PROCESSED
SEP 06 2002
THOMSON
FINANCIAL

Ladies and Gentlemen:

Reference is made to file no. 82-4627 and the exemption granted to Hannover Rückversicherungs-AG *in connection with an American Depositary Receipt program.*

In compliance with its duty to furnish to the Security and Exchange Commission the information as described in clauses (a), (b) and (c) of sub-paragraph (b) (1) (i) of Rule 12g3-2 after such information is made or is required to be made public by the company, Hannover Rückversicherungs-AG herewith submits a German and English version of our latest Press Release on our Interim Report 2/02. The final printed version of the report itself will be forwarded as soon as possible.

Please contact the right undersigned by calling +49-511-5604-1729 if you have any questions or comments regarding the foregoing.

Best regards,

Dr. Lutz Köhler

Iris Garbers

9/5

Enclosures

Hannover
Rückversicherungs-AG

P.O. Box 61 03 69
30603 Hannover, Germany
Karl-Wiechert-Allee 50
30625 Hannover, Germany
Telephone +49/511/56 04-0
Fax +49/511/56 04-11 88
www.hannover-re.com

Supervisory Council
Wolf-Dieter Baumgartl, *Chairman*

Executive Board
Wilhelm Zeller, *Chairman*
Dr. Wolf Becke, Jürgen Gräber
Dr. Michael Pickel
André Arrago, *Deputy Member*
Dr. Elke König, *Deputy Member*
Ulrich Wallin, *Deputy Member*

Registered Office
Hannover
Commercial Register
Hannover
HRB 6778

Bank Account
Deutsche Bank AG
Hannover
Bank Code: 250 700 70
No. 660 670
SWIFT-Code: DEUT DE 2H

- **Gratifying first half-year 2002**
  - **EBIT +32%**
  - **Net income +23%**
  - **Gross written premiums +36%**
- **Profits forecast for the year as a whole confirmed**

Hannover, 21 August 2002: In its interim report published today Hannover Re expressed considerable satisfaction with the development of its business in the first half of 2002. Following an exceptionally favourable first quarter 2002, the course of the second quarter also proved gratifying in all business groups.

As announced by the company in a press release, EBIT for the second quarter amounted to EUR 110.0 million and for the first half-year as a whole it totalled EUR 284.3 million (+31.8% compared to the same period in the previous year). Net income for the quarter stood at EUR 56.2 million. Net income for the first half-year increased by 23.2% to EUR 146.3 million. This corresponds to earnings per share of EUR 1.51 (EUR 1.34). "Despite the difficult state of the capital markets we are thus right on course to achieve our targeted EBIT of more than EUR 600 million and net income of around EUR 300 million", emphasised Wilhelm Zeller, Chairman of the Executive Board. After factoring out special effects this would be the best result in the history of Hannover Re.

Premium income – especially in property and casualty reinsurance – recorded further vigorous growth. Gross written premiums across all four business groups totalled EUR 3.0 billion in the second quarter. For the first half-year as a whole they reached EUR 6.2 billion (same period in the previous year: EUR 4.5 billion, +36.0%). Growth would be 3.4 percentage points higher if changes in exchange rates were factored out. Net premiums earned in the second quarter amounted to EUR 1.5 billion. For the first half-year as a whole they totalled EUR 3.3 billion (EUR 2.8 billion, +18.9%).

Gross written premiums in **property and casualty reinsurance** totalled EUR 1.6 billion in the second quarter and EUR 3.3 billion for the first half-year (EUR 1.7 billion, +90.8%). Net premiums earned amounted to EUR 813.0 million in the second quarter and EUR 1.8 billion for the first half-year as a whole (EUR 1.2 billion, +51.4%). As Mr. Zeller stressed: "This development clearly demonstrates that we have systematically implemented our strategy of growing with the cyclical upswing". The profitability of the business is borne out by the underwriting result, which closed the first half-year positively at EUR

...

80.3 million (-EUR 57.6 million, +240%). The combined ratio for the second quarter was 100.0%, despite a burden of major losses that accounted for 5.1 percentage points. In the first half-year the ratio improved markedly by 8.9 percentage points to 96.2 % (105.1%). EBIT in the second quarter totalled EUR 50.7 million, while for the first half-year – despite lower investment income – EBIT amounted to EUR 196.2 (EUR 137.2 million, +43.0%). Quarterly net income reached EUR 14.8 million and net income for the first half-year stood at EUR 90.7 million (EUR 69.1 million, +31.3%). This corresponds to earnings per share of EUR 0.93 (EUR 0.78).

In the second quarter **life and health reinsurance** continued to develop as anticipated. Gross written premiums amounted to EUR 520.9 million. The gross premium income in the first half-year of EUR 1.1 billion (EUR 1.1 billion) was on a par with the same period in the previous year. Net premiums earned totalled EUR 281.5 million for the second quarter and EUR 797.3 million in the first half-year (EUR 813.8 million, -2.0%). EBIT reached EUR 15.6 million for the second quarter and EUR 22.5 million for the first half-year (EUR 23.8 million, -5.5%). Quarterly net income increased to EUR 12.6 million; net income for the first half-year totalled EUR 15.3 million (EUR 13.6 million, +12.9%). This corresponds to earnings per share of EUR 0.16 (EUR 0.15). Neither the premium growth nor the profit contribution in life and health reinsurance provide any indication of the expected year-end figures. This is due to the fact that premiums from life reinsurance treaties with financing components – which account for the bulk of the business in terms of premium volume – tend to accrue predominantly in the fourth quarter.

As was already demonstrated by the first quarter, the process of consolidation in **program business** is successful. "Especially in the USA we achieved gratifying expansion of our market position", Mr. Zeller explained. Gross written premiums for the second quarter totalled EUR 576.5 million, while for the first half-year they were on a par with the previous year at EUR 1.2 billion (EUR 1.2 billion). Net premiums earned climbed to EUR 193.9 million in the second quarter and EUR 395.9 million for the first half-year (EUR 271.3 million, +46.0%). This was due to the fact that the level of premiums retained increased from 25.3 % to 35.8%. EBIT totalled EUR 23.3 million in the second quarter and reached EUR 36.8 million for the half-year as a whole (EUR 22.8 million, +61.3%). Thus quarterly net income of EUR 13.9 million and net income for the first half-year of EUR 19.3 million (EUR 12.0 million, +61.1%) were generated. Earnings per share amounted to EUR 0.20 (EUR 0.14).

Demand for **financial reinsurance** products generally tends to be stronger in the second half of the year, and the premium growth and result of the first six months therefore cannot be taken as a pointer to the development for the year as a whole. Furthermore, the vigorous growth of the past two years is not expected to be sustained. Gross written premiums in financial reinsurance totalled EUR 287.6 million in the second quarter and EUR 504.7 million (EUR 536.7 million, -6.0%) for the first

...

half-year. Net premiums earned in the quarter just-ended stood at EUR 198.6 million. They amounted to EUR 304.9 million (EUR 503.8 million, -39.5%) in the first half-year. On a quarterly basis EBIT of EUR 20.4 million was generated, while in the first half-year EBIT totalled EUR 28.9 million (EUR 31.9 million, -9.5%). This resulted in a quarterly net income of EUR 14.9 million and net income for the half-year of EUR 21.0 million (EUR 24.1 million, -12.8%). Earnings per share for the first half-year stood at EUR 0.22 (EUR 0.27).

Net investment income deteriorated as expected due to the difficult situation on the capital markets. Although the equity ratio was merely around 7%, the portfolio was not spared a loss of value. Write-offs of EUR 54.8 million were made in the second quarter due to likely permanent diminutions in value, with EUR 47.6 million of this amount attributable to equities. As Mr. Zeller confirmed: "We have thus already made systematic allowance for any potential loss". Compared to the same period in the previous year, net investment income for the first half-year declined to EUR 380.1 million (EUR 423.4, -10.2%).

The most recent natural catastrophes in Germany, Austria, Italy and the Czech Republic have caused devastating economic losses, although only portions thereof are insured. It is too early to make reliable estimates of the precise burden of losses. Nevertheless, Hannover Re anticipates that the strain for its account will be within the multi-year average for natural catastrophe losses and it therefore continues to expect a very good overall result for 2002. "Provided no further extraordinary loss events occur and as long as the situation on the capital markets does not deteriorate, the current financial year is likely to pick up the thread of earlier record years", explained Mr. Zeller. For the 2002 year as a whole the company anticipates EBIT of more than EUR 600 million, net income of around EUR 300 million and earnings per share of more than EUR 3.00.

For further information, please contact Dr. Lutz Köhler (tel. +49/511/56 04-15 00; fax +49/511/56 04-16 48, e-mail lutz.koehler@hannover-re.com).

Hannover Re, *with gross premiums of approx. EUR 12 bn., is the fifth-largest reinsurer in the world. It transacts all lines of property/casualty, life/health and financial/finite-risk reinsurance as well as program business. It maintains business relations with more than 2,000 insurance companies in over 100 countries. Its worldwide network consists of more than 100 subsidiaries, branch and representative offices in 19 countries. The American rating agencies Standard & Poor's and A.M. Best have awarded Hannover Re a rating of AA ("Very Strong") and A+ ("Superior"), respectively*

...

ALL BUSINESS GROUPS *in comparison*

in m. EUR	Property/Casualty		Life/Health		Financial		Program		Total	
	1H/2002	1H/2001	1H/2002	1H/2001	1H/2002	1H/2001	1H/2002	1H/2001	1H/2002	1H/2001
Gross written premiums	3,334	1,748	1,099	1,077	505	537	1,217	1,165	6,154	4,526
Change in GWP	90.8%	22.9%	2.0%	(6.8%)	(6.0%)	88.7%	4.4%	30.7%	36.0%	20.6%
Net premiums earned	1,829	1,209	797	814	305	504	396	271	3,327	2,798
Underwriting result	80	(58)	(35)	(100)	(111)	(50)	36	23	(29)	(184)
Net investment income	153	209	72	121	139	82	17	11	380	423
Other income and expenses	(37)	(14)	(15)	2	2	(1)	(16)	(11)	(67)	(24)
Operating profit/loss (EBIT)	196	137	23	24	29	32	37	23	284	216
Interest on hybrid capital	(22)	(19)	(2)	(3)	(1)	(2)	(5)	(3)	(30)	(26)
Pre-tax result	174	119	20	21	28	30	32	20	254	189
Taxes	(64)	(44)	(6)	(7)	(5)	(2)	(11)	(7)	(86)	(60)
Minority interest	(20)	(6)	1	(1)	(2)	(4)	(2)	(1)	(22)	(11)
Net income	91	69	15	14	21	24	19	12	146	119
Net return on premium[1]	10.7%	11.3%	2.8%	2.9%	9.5%	6.3%	9.3%	8.4%	8.5%	7.7%
EPS Contribution[2]	0.93	0.78	0.16	0.15	0.22	0.27	0.20	0.14	1.51	1.34

1) *Operating profit (EBIT)/Net premiums earned*
2) *Figures have been adjusted to the 3-for-1 share split in July 2002*

- **Erfreuliches 1. Halbjahr 2002**
  - **Operatives Ergebnis +32 %**
  - **Gewinn nach Steuern +23 %**
  - **Bruttoprämie +36 %**
- **Ergebnisprognose für das Gesamtjahr bestätigt**

Hannover, 21. August 2002: In dem heute vorgelegten Zwischenbericht zeigt sich die Hannover Rück mit ihrer Geschäftsentwicklung im 1. Halbjahr 2002 sehr zufrieden. Nach dem außergewöhnlich positiven 1. Quartal 2002 verlief auch das 2. Quartal in allen strategischen Geschäftsfeldern erfreulich.

Wie das Unternehmen in einer Pressemitteilung bekannt gab, beträgt das operative Ergebnis (EBIT) für das 2. Quartal 110,0 Mio. EUR, auf das gesamte Halbjahr bezogen 284,3 Mio. EUR (+31,8 %). Der Quartalsüberschuss beläuft sich auf 56,2 Mio. EUR. Der Halbjahresüberschuss hat sich um 23,2 % auf 146,3 Mio. EUR erhöht. Dies entspricht einem Ergebnis je Aktie von 1,51 EUR (1,34 EUR). „Trotz der problematischen Situation auf den Kapitalmärkten sind wir damit voll auf Kurs, unser gestecktes Ziel, ein operatives Ergebnis von gut 600 Mio. EUR und einen Jahresüberschuss von rund 300 Mio. EUR zu erreichen", betonte der Vorstandsvorsitzende Wilhelm Zeller. Dies wäre bereinigt das beste Ergebnis in der Geschichte der Hannover Rück.

Die Prämieneinnahmen – insbesondere in der Schaden-Rückversicherung – legten noch einmal kräftig zu. Die gebuchte Bruttoprämie für alle vier Geschäftsfelder beträgt im 2. Quartal 3,0 Mrd. EUR. Für das gesamte 1. Halbjahr erreicht sie 6,2 Mrd. EUR (Vorjahresperiode: 4,5 Mrd. EUR, +36,0 %). Das Wachstum wäre bei gleichbleibenden Währungskursparitäten um 3,4 Prozentpunkte höher ausgefallen. Die verdiente Nettoprämie für das 2. Quartal beläuft sich auf 1,5 Mrd. EUR. Bezogen auf das gesamte Halbjahr beträgt sie 3,3 Mrd. EUR (2,8 Mrd. EUR, +18,9 %).

Die gebuchte Bruttoprämie in der **Schaden-Rückversicherung** beträgt im 2. Quartal 1,6 Mrd. EUR, für das 1. Halbjahr 3,3 Mrd. EUR (1,7 Mrd. EUR, +90,8 %). Die verdiente Nettoprämie beläuft sich im 2. Quartal auf 813,0 Mio. EUR und erreichte im gesamten Halbjahr 1,8 Mrd. EUR (1,2 Mrd. EUR, +51,4 %). „Diese Entwicklung macht deutlich, dass wir unsere Strategie, im Zyklusaufschwung zu wachsen, konsequent umgesetzt haben", unterstrich Zeller. Wie profitabel das

Geschäft ist, zeigt sich am versicherungstechnischen Ergebnis, das im 1. Halbjahr mit 80,3 Mio. EUR (-57,6 Mio. EUR, +240 %) positiv abschloss. Die Schaden-/Kostenquote liegt für das 2. Quartal bei 100,0 %, trotz einer Großschadenbelastung von 5,1 Prozentpunkten. Im 1. Halbjahr verbesserte sich die Schaden-/Kostenquote deutlich um 8,9 Prozentpunkte auf 96,2 % (105,1 %). Das operative Ergebnis (EBIT) beläuft sich im 2. Quartal auf 50,7 Mio. EUR; bezogen auf das 1. Halbjahr beträgt das operative Ergebnis – trotz reduzierter Kapitalanlageerträge – 196,2 Mio. EUR (137,2 Mio. EUR, +43,0 %). Der Quartalsüberschuss erreichte 14,8 Mio. EUR, der Halbjahresüberschuss 90,7 Mio. EUR (69,1 Mio. EUR, +31,3 %). Dies entspricht einem Gewinn je Aktie von 0,93 EUR (0,78 EUR).

Die **Personen-Rückversicherung** entwickelte sich auch im 2. Quartal wie erwartet. Die gebuchte Bruttoprämie beträgt 520,9 Mio. EUR. Im 1. Halbjahr bewegte sich die Bruttoprämie mit 1,1 Mrd. EUR (1,1 Mrd. EUR) auf Vorjahresniveau. Die verdiente Nettoprämie liegt für das 2. Quartal bei 281,5 Mio. EUR und im 1. Halbjahr bei 797,3 Mio. EUR (813,8 Mio. EUR, -2,0 %). Das operative Ergebnis (EBIT) erreichte im 2. Quartal 15,6 Mio. EUR, in der Halbjahresbetrachtung beträgt es 22,5 Mio. EUR (23,8 Mio. EUR, -5,5 %). Der Quartalsüberschuss steigt auf 12,6 Mio. EUR; auf das 1. Halbjahr bezogen beträgt der Überschuss 15,3 Mio. EUR (13,6 Mio. EUR, +12,9 %). Dies entspricht einem Gewinn je Aktie von 0,16 EUR (0,15 EUR). Sowohl Prämienwachstum als auch Ergebnisbeitrag in der Personen-Rückversicherung lassen keinen Schluss auf das zu erwartende Jahresergebnis zu. Dies liegt daran, dass die Prämien aus Lebensrückversicherungsverträgen mit Finanzierungskomponenten – die volumenbezogen den größten Teil des Geschäfts ausmachen – schwerpunktmäßig im 4. Quartal anfallen.

Wie bereits das 1. Quartal gezeigt hat, ist der Konsolidierungskurs im **Programmgeschäft** erfolgreich. „Insbesondere in den USA konnten wir unsere Position erfreulich ausbauen", betonte Zeller. Die gebuchte Bruttoprämie des 2. Quartals beläuft sich auf 576,5 Mio. EUR, für das 1. Halbjahr bewegt sie sich mit 1,2 Mrd. EUR (1,2 Mrd. EUR) auf Vorjahresniveau. Die verdiente Nettoprämie steigt im 2. Quartal auf 193,9 Mio. EUR, in der Halbjahresbetrachtung auf 395,9 Mio. EUR (271,3 Mio. EUR, +46,0 %). Dies ist zurückzuführen auf die Erhöhung des Selbstbehalts von 25,3 % auf 35,8 %. Das operative Ergebnis (EBIT) liegt im 2. Quartal bei 23,3 Mio. EUR, bzw. bei 36,8 Mio. EUR (22,8 Mio. EUR, +61,3 %) im gesamten Halbjahr. Dies führt zu einem Quartalsüberschuss von 13,9 Mio. EUR und einem Halbjahresüberschuss von 19,3 Mio. EUR (12,0 Mio. EUR, +61,1 %). Der Gewinn je Aktie beläuft sich auf 0,20 EUR (0,14 EUR).

Die Nachfrage nach Produkten der **Finanz-Rückversicherung** ist generell in der zweiten Hälfte des Jahres größer, so dass die

...

Prämienentwicklung und das Ergebnis des 1. Halbjahres keinen Schluss auf die Entwicklung des gesamten Jahres zulassen. Weiterhin ist nicht mit einer Fortsetzung des stürmischen Wachstums der letzten zwei Jahre zu rechnen. Die gebuchte Bruttoprämie in der Finanz-Rückversicherung beträgt für das 2. Quartal 287,6 Mio. EUR und im 1. Halbjahr 504,7 Mio. EUR (536,7 Mio. EUR, -6,0 %). Die verdiente Nettoprämie liegt im abgelaufenen Quartal bei 198,6 Mio. EUR. Im 1. Halbjahr beträgt sie 304,9 Mio. EUR (503,8 Mio. EUR, -39,5 %). Auf Quartalsbasis wurde ein operatives Ergebnis (EBIT) von 20,4 Mio. EUR erreicht, im 1. Halbjahr von 28,9 Mio. EUR (31,9 Mio. EUR, -9,5 %). Dies führt zu einem Quartalsüberschuss von 14,9 Mio. EUR und einem Halbjahresüberschuss von 21,0 Mio. EUR (24,1 Mio. EUR, -12,8 %). Der Gewinn je Aktie beträgt für das 1. Halbjahr 0,22 EUR (0,27 EUR).

Auf Grund der schwierigen Situation an den Kapitalmärkten hat sich das **Kapitalanlageergebnis** erwartungsgemäß verschlechtert. Obwohl die Aktienquote nur rund 7 % beträgt, blieb das Portefeuille von einem Wertverlust nicht verschont. Im 2. Quartal wurden Abschreibungen wegen voraussichtlich dauerhafter Wertminderungen in Höhe von 54,8 Mio. EUR vorgenommen, davon entfielen 47,6 Mio. EUR auf Aktien. „Wir haben damit konsequent mögliches Verlustpotenzial bereits jetzt berücksichtigt", unterstrich Zeller. Im Halbjahresvergleich ist ein Rückgang des Kapitalanlageergebnisses auf 380,1 Mio. EUR (423,4 Mio. EUR, -10,2 %) zu verzeichnen.

Die jüngsten Naturkatastrophen in Deutschland, Österreich, Italien und Tschechien haben zu verheerenden volkswirtschaftlichen Schäden geführt, von denen allerdings nur ein Teil versichert ist. Zuverlässige Schätzungen der konkreten Schadenbelastung sind derzeit noch nicht möglich. Die Hannover Rück geht aber davon aus, dass sich ihre Belastung im Rahmen des langjährigen Durchschnitts für Katastrophenschäden bewegen wird, so dass weiterhin von einem sehr guten Gesamtergebnis für 2002 auszugehen ist. „Unter der Voraussetzung, dass keine weiteren außergewöhnlichen Schadenereignisse eintreten und sich die Situation an den Kapitalmärkten nicht verschlechtert, dürfte das laufende Jahr an frühere Rekordjahre anknüpfen", erklärte Zeller. Für das Gesamtjahr 2002 erwartet die Gesellschaft ein operatives Ergebnis von gut 600 Mio. EUR, einen Überschuss von rund 300 Mio. EUR und ein Ergebnis je Aktie von über 3 EUR.

Für weitere Informationen wenden Sie sich bitte an Dr. Lutz Köhler (Tel.: 0511/56 04-15 00, Fax: 0511/56 04-16 48, E-Mail: lutz.koehler@hannover-re.com).

***Die Hannover Rück** ist mit einem Prämienvolumen von rund 12 Mrd. EUR der fünftgrößte Rückversicherer der Welt. Sie betreibt alle Sparten der Schaden-, Personen- und Finanz-Rückversicherung sowie Programmgeschäft und unterhält*

...

Rückversicherungsbeziehungen mit rund 2.000 Versicherungsgesellschaften in mehr als 100 Ländern. Ihre weltweite Infrastruktur besteht aus über 100 Tochter- und Beteiligungsgesellschaften, Niederlassungen und Repräsentanzen in 19 Ländern. Das Deutschland-Geschäft der Gruppe wird von der Tochtergesellschaft E+S Rück betrieben. Die amerikanischen Rating-Agenturen Standard & Poor's und A.M. Best haben sowohl Hannover Rück als auch E+S Rück ein AA ("Very Strong") bzw. A+ ("Superior") Rating zuerkannt.

...

ALLE STRATEGISCHEN GESCHÄFTSFELDER *auf einen Blick*

	Schaden-RV		Personen-RV		Finanz-RV		Programm-geschäft		Gesamt	
in Mio. EUR	1H/2002	1H/2001	1H/2002	1H/2001	1H/2002	1H/2001	1H/2002	1/H2001	1H/2002	1H/2001
Gebuchte Bruttoprämien	3.334	1.748	1.099	1.077	505	537	1.217	1.165	6.154	4.526
Veränd. der Bruttoprämien	90,8 %	22,9 %	2,0 %	-6,8 %	-6,0 %	88,7 %	4,4 %	30,7 %	36,0 %	20,6 %
Verdiente Prämien f. e. R.	1.829	1.209	797	814	305	504	396	271	3.327	2.798
Vers.-techn. Ergebnis	80	-58	-35	-100	-111	-50	36	23	-29	-184
Kapitalanlageergebnis	153	209	72	121	139	82	17	11	380	423
Allgemeine Erträge/Aufwendungen	-37	-14	-15	2	2	-1	-16	-11	-67	-24
Operatives Ergebnis (EBIT)	196	137	23	24	29	32	37	23	284	216
Zinsen für Hybridkapital	-22	-19	-2	-3	-1	-2	-5	-3	-30	-26
Ergebnis vor Steuern	174	119	20	21	28	30	32	20	254	189
Steueraufwand/-ertrag	-64	-44	-6	-7	-5	-2	-11	-7	-86	-60
Anderen Gesellschaftern zustehendes Ergebnis	-20	-6	1	-1	-2	-4	-2	-1	-22	-11
Quartalsüberschuss	91	69	15	14	21	24	19	12	146	119
Umsatzrendite[1]	10,7 %	11,4 %	2,8 %	2,9 %	9,5 %	6,3 %	9,3 %	8,4 %	8,5 %	7,7 %
Gewinn je Aktie[2]	0,93	0,78	0,16	0,15	0,22	0,27	0,20	0,14	1,51	1,34

1) Operatives Ergebnis (EBIT)/Verdiente Nettoprämie
2) Zahlen wurden gemäß dem 1:3-Aktiensplit im Juli 2002 angepasst

INTERIM REPORT

2/2002

SEC MAIL PROCESSING
RECEIVED
AUG 26 2002
WASH. D.C. 154 SECTION

hannover re®

in EUR million	30.6.2002	30.6.2001
Gross written premiums	6 154.3	4 526.4
Net premiums earned	3 327.5	2 797.6
Net underwriting result	(29.1)	(184.1)
Net investment income	380.1	423.4
Operating profit/loss (EBIT)	284.3	215.7
Net income	146.3	118.8
Investments	11 879.9	12 127.2*
Total Stockholders' equity	1 662.2	1 672.0*
Net underwriting provisions	17 390.5	16 984.7*
Earnings per share in EUR**	1.51	1.34
Retention	64.2%	67.4%
Loss ratio***	79.1%	86.8%
Expense ratio***	21.2%	17.7%
Combined ratio***	100.3%	104.5%

* Balance sheet figures as at 31 December 2001
** Stock split in a ratio of 1:3 considered (also for previous year's period)
*** Excluding life and health reinsurance and on the basis of net premiums earned

Dear Shareholders, Ladies and Gentlemen,

In the quarter just-ended your company sustained the consistently favourable trend of the previous two quarters.



We exploited the market opportunities with respect to both treaty renewals and new acquisitions in order to write attractive business and enlarge our market share. Despite a difficult capital market climate we were therefore able to generate EBIT of EUR 110.0 million for the second quarter of 2002. Net income for the quarter totalled EUR 56.2 million. For the first half-year 2002 we recorded EBIT of EUR 284.3 million (same period in the previous year: EUR 215.7 million). Consolidated net income for the first half-year amounted to EUR 146.3 million, an increase of 23.2% compared to the same period in the previous year. This corresponds to earnings per share of EUR 1.51 (EUR 1.34). All four business groups contributed to this favourable overall scenario.

Property and casualty reinsurance continues to be our largest-volume business groups. The prevailing market conditions here are good, especially in the USA. Adhering to our policy of growing with the cyclical upswing and expanding our market shares, we were able to almost double our gross premium income in property and casualty reinsurance in the first half-year relative to the same period in the previous year.

Yet our intensified activities in property and casualty reinsurance by no means imply that we are neglecting our other business segments. Both life/health reinsurance and financial reinsurance developed highly satisfactorily following a modest start in the first quarter. In program business we were able to achieve a very gratifying expansion of our market position, particularly in the USA.

Our net investment income contracted sharply as anticipated compared to the same period in the previous year, since in the second quarter we were obliged to take write-offs of EUR 54.8 million on our portfolio – including EUR 47.6 million on equities – owing to the depressed state of the capital market. Our modest equity ratio – which we have kept low since 2001 – and the high quality of our bond portfolio proved their worth in this time of crisis on the capital markets.

Below the line we are highly satisfied with the result of the second quarter and hence also with the first half of 2002. The burden of losses associated with the devastating natural catastrophes in Germany, Austria, Italy and the Czech Republic cannot yet be quantified. Nevertheless, assuming that the loss experience otherwise remains within normal bounds and that the situation on the capital markets stabilises, 2002 should be a good year. I continue to believe that our goal of recouping within three years the losses associated with the terrorist attacks of September last year is realistic.

On 15 July we implemented a stock split in a ratio of 1:3. The purpose of this move was to improve the liquidity of the share and render it more attractive to smaller investors. Since the beginning of the year our share has comfortably outperformed the Dax, MDax and CDax for insurance stocks as well as the unweighted "Reactions" World Reinsurance Index. Standing at EUR 22.60 on 2 January, the share price peaked on 27 May at EUR 28.27 EUR (+25.1%). Caught up in the broad-based June price slide our share slipped back to EUR 24.00. Although this development can be considered relatively gratifying in the context of the overall market environment, the price level cannot give grounds for satisfaction. Our share is heavily undervalued; this is reflected most notably in the low price/earnings ratio – based on a consensus estimate – of less than 8 for the year 2003. Nevertheless, I hope that our good business prospects for the near and medium term will be recognised by the market and translated into an improved price trend.

On behalf of my colleagues on the Executive Board and myself, I would like to sincerely thank you for your confidence in our company. Your trust is the incentive that drives us to strive unceasingly for the sustained enhancement of your company's value.

Yours sincerely,

Wilhelm Zeller
Chairman of the Executive Board

Boards and Officers of Hannover Re

Supervisory Board (Aufsichtsrat)

Wolf-Dieter Baumgartl Hannover	Chairman
Dr. Paul Wieandt Hof/Saale	Deputy Chairman
Karl Heinz Midunsky Munich	
Dr. Erwin Möller Hannover	
Ass. jur. Otto Müller* Hannover	
Bengt Pihl Mannheim	
Ass. jur. Renate Schaper-Stewart* Lehrte	
Hans-Günter Siegerist* Nienstädt	
Dr. Klaus Sturany Essen	

**Staff representative*

Executive Board (Vorstand)

Wilhelm Zeller Burgwedel	Chairman
Dr. Wolf Becke Hannover	
Jürgen Gräber Ronnenberg	
Dr. Michael Pickel Gehrden	
André Arrago Hannover	Deputy Member
Dr. Elke König Hannover	Deputy Member
Ulrich Wallin Hannover	Deputy Member

The Hannover Re Share

The negative trend prevailing on capital markets in the first three months was sustained in the second quarter. Stock indices sank to new record lows, falling even below the level that immediately followed 11 September. Since the beginning of the year the Dow Jones has surrendered about 10% of its value, while the Euro Stoxx has given back 22%. This downward slide was further exacerbated in July, as indices retreated by up to 35%. Most notably, at the end of the second quarter (re)insurance stocks experienced their sharpest declines since the terrorist attacks. The industry index – the CDax for insurance stocks – had already slipped below its September low by the beginning of June 2002; in July the insurance sector had given back as much as 40% of its value compared to the beginning of the year.

Index trend compared to HNR



in %
140
120
100
80
60
40
28 December 2001
15 January 2002
15 February 2002
15 March 2002
15 April 2002
15 May 2002
14 June 2002
15 July 2002
31 July 2002
Hannover Re Share
Dax
CDax for insurance stocks
MDax

In the light of the 1:3 stock split all share prices recorded up until 15 July 2002 have been adjusted retrospectively so as to facilitate comparison with current prices.

Comparison of HNR and the "Reactions" World Reinsurance Index



in%
140
120
100
80
60
28 December 2001
15 January 2002
15 February 2002
15 March 2002
15 April 2002
15 May 2002
14 June 2002
15 July 2002
31 July 2002
Hannover Re Share
World Reinsurance Index

The unweighted "Reactions" World Reinsurance Index combines all listed reinsurance companies worldwide. Our strategic objective is to achieve a price trend that outperforms this benchmark on a 3-year moving average.

Since the beginning of the year our share has consistently outperformed the standard benchmark indices. Especially towards the middle of the second quarter, when the majority of German insurance stocks suffered heavily under the adverse capital market trend, our share price held up well. With an increase of 25% relative to the beginning of the year it reached its highest price of EUR 28.27 on 27 May. At the end of the second quarter, however, our share too was dragged down by the general slump on capital markets and fell to EUR 24.00. July was the darkest month for many shares, including our own: its price sank to its lowest point for the year to date on 24 July – touching EUR 19.90 in the course of the day's trading –, although unlike comparable stocks it remained well above its long-time low of September 2001. Furthermore, it was gratifying to observe that our share recovered relatively quickly, moving well clear of the EUR 20 threshold and maintaining this level into the middle of August.

We take as our internal benchmark for a successful price development not the usual stock market indices but rather the unweighted "Reactions" World Reinsurance Index. Since the beginning of 2002 our share has also consistently outperformed this index. By the end of June the improvement in our share was 12.3 percentage points better than this benchmark index.

If we look to the future, the potential of insurance stocks – and especially those of rein-

surers – is plain to see: the terrorist attacks served to streamline the reinsurance sector; smaller players have disappeared from the market. The shortage of capacity on the supply side contrasts with stronger demand, with the result that many treaties were renewed under improved conditions with higher premiums. What is more, the terrorist events were followed by a rise in the need for security, leading to a general surge in demand for reinsurance coverage. For this reason the reinsurance sector is one of the few industries that is currently recording appreciable growth.

Although our share has already outperformed all benchmark indices in the course of the year to date, it still offers exceptionally strong potential. Contrary to warnings released by other European insurance companies, our profit expectations for 2002 remain unchanged. The growth potential offered by the Hannover Re share is further reflected in an extremely low price/earnings ratio – based on a consensus profit estimate of around 8 – for the year 2003. This assessment is also backed by numerous favourable analysts' reports.

On 24 May the Annual General Meeting of our company approved a stock split. This was implemented as at 15 July 2002 in a ratio of 1:3, i.e. an investor who previously held ten shares of Hannover Re now has 30 no-par value shares in his securities account. The purpose of such a split is to substantially reduce the stock market price of a single share and hence render it optically more "light-weight". This in turn is intended to increase the liquidity of the share and thereby stimulate demand.

Share information

in EUR	30.6.2002	2001	2000	1999	1998	1997
Earnings per share (diluted)	1.51*	0.11*	12.38	6.86	5.83	3.13***
Dividend per share	–	–	2.30	2.05	1.94	1.74
Corporation-tax credit	–	–	1.09**	0.86	0.24	0.24
Gross dividend	–	–	3.64**	2.91	2.18	1.98

** Stock split in a ratio of 1:3 considered*
*** incl. bonus of EUR 0.25*
**** DVFA earnings per share in accordance with German accounting principles*

Security identification number:	840 221
Majority shareholder:	HDI Haftpflichtverband der Deutschen Industrie V.a.G. (75%)
Common stock as at 30 June 2002:	EUR 97,163,.928.00
Number of shares as at 30 June 2002:	97,163,928 no-par value registered shares
Stock split as at 15 July 2002:	Ratio 1:3
Capital measure as at 6 June 2002:	Increase of capital stock by EUR 14,365 382.11 out of company funds without issuing new shares
Market capitalisation as at 28 June 2002:	EUR 2,607 million

Business development

Hannover Re again recorded a highly satisfactory development in all its business groups in the second quarter. The advantageous market climate in property and casualty reinsurance, which had prevailed since the last quarter of the previous year, continued unabated in the second quarter of 2002. Despite the difficult state of the capital markets we succeeded in accomplishing our goals. Gross written premiums across all four segments totalled EUR 2,974.7 million in the second quarter. For the first half-year as a whole they reached EUR 6,154.3 million, an increase of 36.0%; this growth would be 3.4 percentage points higher if changes in exchange rates were factored out. EBIT for the second quarter totalled EUR 110.0 million, while net income for the quarter amounted to EUR 56.2 million. In relation to the entire first half-year we therefore generated EBIT of EUR 284.3 million (same period in the previous year: EUR 215.7 million). This enabled us to show consolidated net income of EUR 146.3 million (EUR 118.8 million). Earnings per share for the first half-year stood at EUR 1.51 (EUR 1.34). We thus again achieved our target of increasing each of the aforementioned parameters by a double-digit margin.

Property and casualty reinsurance

Gross written premiums in property and casualty reinsurance amounted to EUR 1,589.7 million in the second quarter, while net premiums earned totalled EUR 813.0 million. For the first half-year as a whole gross written premiums reached EUR 3,334.2 million (EUR 1,747.8 million). This corresponds to growth of 90.8% compared to the first half of 2001. Net premiums earned rose to EUR 1,829.4 million (EUR 1,208.7 million). In the second quarter we again systematically pursued our strategy of growing with the cyclical upswing. Yet our primary focus here is not on volume growth, but rather on enhancing the profitability of the portfolio. We thus succeeded in improving the underwriting result for the first half-year from -EUR 57.6 million in the previous year to EUR 80.3 million in the reporting period. A number of major individual losses were incurred in the second quarter; the resulting strain totalled EUR 41.5 million, corresponding to 5.1% of net premiums. The combined ratio was 100.0% for the second quarter of 2002 and 96.2% for the first half-year as a whole. This corresponds to an improvement of 8.9 percentage points relative to the first half of 2001.

Based on the information currently available to us, the loss reserves that we established for the terrorist attacks of 11 September 2001 continue to be sufficient. We are less susceptible to reserve increases made by our clients due to the fact that our portfolio is composed predominantly of non-proportional treaties and our participations are therefore subject to clear limits. Overall, then, despite a difficult capital market climate we generated second-quarter EBIT of EUR 50.7 million in property and casualty reinsurance; in relation to the first half-year EBIT amounted to EUR 196.2 million (EUR 137.2 million). We thus generated quarterly net income of EUR 14.8 million and net income of EUR 90.7 million (EUR 69.1 million) for the first half-year. This corresponds to an increase of 31.3% compared to the first half-year 2001. Earnings per share in property and casualty reinsurance totalled EUR 0.93 (EUR 0.78) as at 30 June 2002.

Life and health reinsurance

Life and health reinsurance continued to develop as planned in the second quarter of 2002; gross written premiums totalled EUR 520.9 million, while net premiums earned were in the order of EUR 281.5 million. Gross written premiums for the first half-year as a whole grew to EUR 1,098.5 million (EUR 1,076.9 million), although net premiums earned declined slightly

to EUR 797.3 million (EUR 813.8 million). EBIT reached EUR 15.6 million for the second quarter and EUR 22.5 million (EUR 23.8 million) for the first half-year as a whole. Net income for the quarter increased to EUR 12.6 million; it totalled EUR 15.3 million (EUR 13.6 million) for the first half-year. This corresponded to earnings per share for life and health reinsurance of EUR 0.16 (EUR 0.15) as at 30 June 2002.

The half-year result in life and health reinsurance does not provide a reliable indication of the year-end result. This is due to the fact that premiums for life reinsurance treaties with financing components, the area in which our activities are concentrated, tend to accrue increasingly towards the end of each year. In our experience, therefore, the development of premiums and results is considerably more favourable in the third and fourth quarters than in the first half of the year.

Program business

As was already demonstrated by the first quarter, the process of consolidation in program business has proven successful. The business transacted by Clarendon Insurance Group, New York, recorded a gratifying performance, while the cultivation of profitable programs in countries outside the USA also developed as planned.

Gross written premiums in the second quarter totalled EUR 576.5 million and net premiums earned amounted to EUR 193.9 million. For the first half-year as a whole we generated gross written premiums of EUR 1,216.8 (EUR 1,165.0 million) and net premiums earned of EUR 395.9 million (EUR 271.3 million); the level of premiums retained increased sharply compared to the same period in the previous year from 25.3% to 35.8%. EBIT stood at EUR 23.3 million in the second quarter and EUR 36.8 million (EUR 22.8 million) for the first half-year as a whole. We generated net income of EUR 13.9 million for the quarter and EUR 19.3 million (EUR 12.0 million) for the first six months. Compared to the first half-year of 2001 we thus increased net income by 60.8% and as at 30 June 2002 the program business segment showed earnings per share of EUR 0.20 (EUR 0.14).

Financial reinsurance

Gross written premiums in financial reinsurance totalled EUR 287.6 million in the second quarter and EUR 504.7 million (EUR 536.7 million) for the first half-year as a whole. Net premiums earned were in the order of EUR 198.6 million in the quarter just-ended and EUR 304.9 million (EUR 503.8 million) in the first half-year 2002. We thus generated EBIT of EUR 20.4 million and EUR 28.9 million (EUR 31.9 million) on a quarterly and half-yearly basis respectively. Net income totalled EUR 14.9 million for the quarter and EUR 21.0 million for the first half-year (first half-year 2001: EUR 24.1 million). Earnings per share as at 30 June 2002 in the financial reinsurance segment amounted to EUR 0.22 (EUR 0.27). As in life and health reinsurance, however, the trend in premiums and results in the first half-year does not provide a pointer to the development for the year as a whole. As a general rule, demand for financial reinsurance arrangements grows towards the end of the year.

Net investment income

We did not succeed in entirely divorcing ourselves from the development of the market. In the second quarter of 2002 we generated net investment income of EUR 192.3 million; the figure for the first half-year as a whole was EUR 380.1 million, i.e. EUR 43.3 million less than in the first half of 2001. Our decision to reduce our equity ratio at the beginning of 2001 to a very low level – measured by multi-year standards – of currently around 7% proved justified and we also benefited from the high quality of our portfolio of our corporation bonds. Nevertheless, write-offs totalling EUR 54.8 million – thereof EUR 47.6 million on equities – were necessary in the second quarter due to likely permanent diminutions in value. The corporate insolvencies of recent months played only a minor role in this regard. The write-down required as a consequence of the WorldCom insolvency, for example, amounted to just EUR 6 million.

Outlook

Subject to a major loss burden in line with the multi-year average and normal conditions on capital markets, we are confident that we shall succeed in generating a very good overall result for the year.

The trend in property and casualty reinsurance has been highly gratifying since the fourth quarter of 2001. We expect the favourable market situation described above will be sustained beyond 2002.

The development of life and health reinsurance in the first two quarters was within the bounds of our expectations. It is our assumption that the second half-year will bring the accustomed expansion of our premium volume and earnings, and the year-end result in this business segment will be on the anticipated level.

The development of program business in the first half-year shows that we are on course to follow on from past successes. Clarendon will continue to expand its position in US program business and will safeguard its success with the aid of infrastructure measures and controlling systems. The cultivation of program business in other countries is to be systematically pursued. Against the backdrop of these developments we expect a gratifying performance from this segment in the current year.

In financial reinsurance the demand for bespoke solutions is still growing. It is our assumption that the volume of business will expand as the end of the year approaches, although we do not anticipate growth rates on a par with previous years. We expect another highly satisfactory result for the year.

Ordinary investment income is likely to show a favourable trend owing to the increased volume of investments. Assuming that the market develops along normal lines, our portfolio structure should also protect us against any unwelcome surprises. Given the present volatility of the markets, however, it is scarcely possible to make any forecasts with respect to our net investment income.

The most recent natural catastrophes in Germany, Austria, Italy and the Czech Republic have caused devastating economic losses, although only portions thereof were insured. It is too early to make reliable estimates of the precise burden of losses. Nevertheless, we anticipate that the strain for our account will be within the multi-year average for catastrophe losses.

In the light of the trends and expectations outlined above, we stand by our assessment to date: we are targeting EBIT in excess of EUR 600 million. EBIT on this scale would produce net income for the year of around EUR 300 million and earnings per share of more than EUR 3. With the exception of the special tax effects recorded in 2000, this would be the highest net income in the history of Hannover Re.

CONSOLIDATED BALANCE SHEET *as at 30 June 2002*

Assets Figures in EUR thousand	30.6.2002	31.12.2001
Fixed-income securities – held to maturity	396 179	284 070
Fixed-income securities – available for sale	8 262 047	8 422 878
Fixed-income securities – trading	–	46 895
Equity securities – available for sale	908 279	1 021 451
Equity securities – trading	5 406	8 879
Real estate	291 913	311 207
Other invested assets	645 312	578 578
Short-term investments	607 227	622 569
Total investments without cash	11 116 363	11 296 527
Cash	763 582	830 659
Total investments and cash	11 879 945	12 127 186
Prepaid reinsurance premiums	959 964	910 068
Reinsurance recoverables on benefit reserve	528 572	493 650
Reinsurance recoverables on unpaid claims	6 299 987	6 758 763
Reinsurance recoverables on other reserves	116 540	113 017
Deferred acquisition costs	1 387 884	1 196 459
Accounts receivable	3 972 697	3 148 683
Funds held by ceding companies	6 954 428	7 150 799
Goodwill	240 388	263 258
Other assets	395 245	291 574
Accrued interest and rent	202 285	1 941 37
	32 928 935	32 647 594

Liabilities Figures in EUR thousand	30.6.2002	31.12.2001
Loss and loss adjustment expense reserve	18 596 042	18 859 679
Policy benefits for life and health contracts	3 786 102	3 908 584
Unearned premium reserve	2 781 218	2 312 432
Provision for contingent commission	118 964	144 228
Other technical provisions	10 282	35 323
Reinsurance payable	1 687 626	1 336 760
Funds held under reinsurance treaties	1 691 312	1 744 536
Contract deposits	283 017	261 250
Minorities	304 555	307 811
Other liabilities	452 153	460 673
Taxes	77 741	99 070
Provision for deferred taxes	602 024	588 555
Notes payable	756 174	797 148
Surplus debenture	119 532	119 517
Total liabilities	31 266 742	30 975 566
Stockholders' equity		
Common stock	97 164	82 799
Nominal value 97 164 Authorised capital 13 461		
Additional paid-in capital	374 451	388 816
Cumulative comprehensive income		
Unrealised appreciation/depreciation of investments, net of deferred taxes	13 317	31 164
Cumulative foreign currency conversion adjustment, net of deferred taxes	(107 160)	(58 192)
Other changes in cumulative comprehensive income	(15 430)	(15 893)
Total comprehensive income	(109 273)	(42 921)
Retained earnings		
Beginning of period	1 243 334	1 232 615
Net income	146 342	11 084
Dividend paid	–	(69 990)
Other changes	(89 825)	69 625
	1 299 851	1 243 334
Total stockholders' equity	1 662 193	1 672 028
	32 928 935	32 647 594

CONSOLIDATED STATEMENT OF INCOME *for the 1st and 2nd quarter of the 2002 financial year*

Figures in EUR thousand	1.4.-30.6.2002	1.1.-30.6.2002	1.1.-30.6.2001
Gross written premiums	2 974 735	6 154 259	4 526 395
Ceded written premiums	1 444 927	2 201 646	1 476 948
Change in gross unearned premiums	(98 935)	(682 794)	(301 991)
Change in ceded unearned premiums	56 123	57 643	50 127
Net premiums earned	1 486 996	3 327 462	2 797 583
Ordinary investment income	245 730	477 300	419 698
Realised gains on investments	34 901	73 331	75 189
Realised losses on investments	8 494	67 806	63 779
Unrealised gains and losses on investments	(17 311)	(15 061)	10 385
Other investment expenses	62 508	87 684	18 052
Net investment income	192 318	380 080	423 441
Other technical income	2 956	12 124	6 776
Total revenues	1 682 270	3 719 666	3 227 800
Claims and claims expenses	1 264 555	2 593 325	2 284 434
Change in policy benefits for life and health contracts	(14 186)	72 240	103 897
Commission and brokerage	160 584	528 561	461 122
Other acquisition costs	(1 405)	1 294	13 771
Other technical expenses	32 521	58 599	46 271
Administrative expenses	61 339	114 711	78 936
Total technical expenses	1 503 408	3 368 730	2 988 431
Other income and expenses	(68 901)	(66 589)	(23 681)
Operating profit/loss (EBIT)	109 961	284 347	215 688
Interest on hybrid capital	14 842	30 232	26 194
Net income before taxes	95 119	254 115	189 494
Taxes	36 545	86 101	59 520
Minority interest	(2 355)	(21 672)	(11 215)
Net income	56 219	146 342	118 759

Figures in EUR thousand	1.4.-30.6.2002	1.1.-30.6.2002	1.1.-30.6.2001
Other comprehensive income			
Net unrealised appreciation/ depreciation of investments	26 365	(17 847)	(67 684)
Cumulative foreign currency conversion adjustments	(49 379)	(48 968)	(38 609)
Other comprehensive income	(5 938)	463	1 018
Net comprehensive income	27 267	79 990	13 484
Earnings per share			
Earnings per share in EUR*	0.58	1.51	1.34
Diluted earnings per share in EUR*	0.58	1.51	1.34

** Stock split in a ratio of 1:3 considered (also for previous year's period)*

Figures in EUR thousand	1.1.-30.6.2002	1.1.-31.12.2001
I. Cash flows from operating activities		
Consolidated net income (after tax)	146 342	11 084
Appreciation/depreciation	72 510	54 434
Net realised gains and losses on investments	(5 525)	(55 953)
Amortisation of investments	(5 123)	(2 650)
Changes in funds held	(616 371)	(2 179 236)
Changes in prepaid reinsurance premiums (net)	537 906	603 500
Changes in tax assets/provisions for taxes	15 789	(212 995)
Changes in benefit reserves (net)	57 114	569 958
Changes in claims reserves (net)	1 333 226	2 695 687
Changes in deferred acquisition costs	(249 019)	(482 738)
Changes in other technical provisions	(55 572)	(89 396)
Changes in clearing balances	(562 960)	119 083
Changes in other assets and liabilities (net)	(119 303)	93 182
Cash flows from operating activities	549 014	1 123 960

Income taxes paid (-)/refunded (+)	(16 198)	(97 620)
Interest paid	(74 500)	(88 554)

II. Cash flows from investing activities		
Fixed income securities – held to maturity		
Maturities	2 689	15 705
Purchases	(120 000)	(31 745)
Fixed income securities – available for sale		
Maturities, sales	2 032 817	3 377 429
Purchases	(2 363 615)	(4 986 378)
Equity securities – available for sale		
Sales	101 557	831 694
Purchases	(181 999)	(400 488)
Other invested assets		
Sales	54 892	312 654
Purchases	(126 322)	(300 176)
Affiliated companies and participating interests		
Sales	1 419	26 500
Acquisitions	(15 700)	(53 939)
Real estate		
Sales	–	1 094
Acquisitions	(1 309)	(84 360)
Short-term investments		
Changes	(31 213)	(151 176)
Other changes (net)	(55 584)	(7 972)
Cash flows from investing activities	(702 368)	(1 451 158)

Figures in EUR thousand	*1.1.-30.6.2002*	*1.1.-31.12.2001*
III. Cash flows from financing activities		
Inflows from capital increases	–	209 644
Net changes in contract deposits	34 663	156 214
Dividend paid	–	(69 990)
Changes in notes payable	–	350 646
Other changes	–	30 594
Cash flows from financing activities	34 663	677 108
IV. Exchange rate differences on cash	51 614	(1 513)
Change in cash and cash equivalents (I.+II.+III.+IV.)	(67 077)	348 397
Cash and cash equivalents at the beginning of the period	830 659	482 262
Change in cash and cash equivalents according to cash flow statement	(67 077)	348 397
Cash and cash equivalents at the end of the period	763 582	830 659

In the following table we have allocated the underwriting assets and liabilities as at 30 June 2002 and 31 December 2001 to our business segments after eliminating intergroup transactions across segments.

Segmentation of underwriting assets and liabilities

Figures in EUR thousand	Property/ casualty reinsurance 30.6.2002	Property/ casualty reinsurance 31.12.2001	Life/ health reinsurance 30.6.2002	Life/ health reinsurance 31.12.2001
Assets				
Prepaid reinsurance premiums	231 159	135 664	452	503
Deferred acquisition costs (net)	289 632	218 873	1 010 054	889 117
Reinsurance recoverables on benefit reserves	–	–	528 572	493 650
Reinsurance recoverables on incurred claims and others	3 430 871	3 309 175	154 275	187 807
Funds held by ceding companies	197 884	376 714	2 761 681	3 007 960
Total underwriting assets	4 149 546	4 040 426	4 455 034	4 579 037
Liabilities				
Loss and loss adjustment expense reserve	9 762 322	10 120 457	1 012 238	1 087 888
Policy benefits for life and health contracts	–	–	3 786 102	3 908 584
Unearned premium reserve	1 448 976	1 016 839	28 114	15 926
Other technical provisions	113 790	135 574	22 679	36 661
Funds held under reinsurance treaties	935 765	735 653	271 609	331 418
Total underwriting liabilities	12 260 853	12 008 523	5 120 742	5 380 477

Program business 30.6.2002	Program business 31.12.2001	Financial reinsurance 30.6.2002	Financial reinsurance 31.12.2001	Total 30.6.2002	Total 31.12.2001
701 704	773 901	26 613	–	959 964	910 068
82 349	86 879	5 849	1 590	1 387 884	1 196 459
–	–	–	–	528 572	493 650
2 295 361	2 540 021	536 020	834 777	6 416 527	6 871 780
10 095	34 693	3 975 768	3 731 432	6 945 428	7 150 799
3 089 545	3 435 494	4 544 250	4 567 799	16 238 375	16 622 756
3 085 251	3 107 002	4 736 231	4 544 332	18 596 042	18 859 679
–	–	–	–	3 786 102	3 908 584
1 039 226	1 153 976	264 902	125 691	2 781 218	2 312 432
(12 628)	2 841	5 405	4 475	129 246	179 551
299 539	309 520	184 399	367 945	1 691 312	1 744 536
4 411 388	4 573 339	5 190 937	5 042 443	26 983 920	27 004 782

Segmental statement of income

Figures in EUR thousand	*Property/ casualty reinsurance 1.1.-30.6.2002*	*Property/ casualty reinsurance 1.1.-30.6.2001*	*Life/ health reinsurance 1.1.-30.6.2002*	*Life/ health reinsurance 1.1.-30.6.2001*
Gross written premiums	3 334 200	1 747 762	1 098 503	1 076 938
Net premiums earned	1 829 422	1 208 717	797 266	813 789
Claims and claims expenses	1 303 225	967 508	592 109	562 423
Change in policy benefits for life and health contracts	–	–	(72 240)	(103 897)
Commission and brokerage and other technical income and expenses	393 241	263 106	146 525	222 979
Investment income	153 046	208 956	71 830	121 269
Administrative expenses	52 617	35 668	20 897	24 199
Other income and expenses	(37 162)	(14 195)	(14 817)	2 264
Operating profit/loss (EBIT)	196 223	137 196	22 508	23 824
Interest on hybrid capital	22 115	18 540	2 410	3 121
Net income before tax	174 108	118 656	20 098	20 703
Taxes	63 777	43 845	6 264	6 504
Minority interest	(19 609)	(5 706)	1 481	(633)
Net income	90 722	69 105	15 315	13 566

Program business 1.1.-30.6.2002	Program business 1.1.-30.6.2001	Financial reinsurance 1.1.-30.6.2002	Financial reinsurance 1.1.-30.6.2001	Total 1.1.-30.6.2002	Total 1.1.-30.6.2001
1 216 842	1 165 006	504 714	536 689	6 154 259	4 526 395
395 923	271 279	304 851	503 798	3 327 462	2 797 583
287 163	204 458	410 828	550 045	2 593 325	2 284 434
–	–	–	–	(72 240)	(103 897)
31 877	27 145	4 687	1 158	576 330	514 388
16 636	10 800	138 568	82 416	380 080	423 441
40 550	16 675	647	2 394	114 711	78 936
(16 212)	(11 017)	1 602	(733)	(66 589)	(23 681)
36 757	22 784	28 859	31 884	284 347	215 688
4 786	2 601	921	1 932	30 232	26 194
31 971	20 183	27 938	29 952	254 115	189 494
11 171	7 343	4 889	1 828	86 101	59 520
(1 526)	(879)	(2 018)	(3 997)	(21 672)	(11 215)
19 274	11 961	21 031	24 127	146 342	118 759

1. General accounting principles

The parent company of Hannover Rückversicherungs-Aktiengesellschaft (Hannover Re) is HDI Haftpflichtverband der Deutschen Industrie V.a.G. (HDI). HDI is obliged to prepare consolidated annual accounts in accordance with §§ 341 i et seq of the German Commercial Code (HGB). The annual financial statements of Hannover Re and its subsidiaries are included in these consolidated annual accounts. We have prepared our own consolidated financial statement, although there is no legal obligation to do so, in order to show the activities of the Hannover Re Group.

The consolidated financial statement of Hannover Re has been drawn up fully in accordance with United States Generally Accepted Accounting Principles (US GAAP).

All Statements of Financial Accounting Standards (SFAS) issued by the Financial Accounting Standards Board (FASB) on or before 30 June 2002 with binding effect for the 2002 financial year have been observed in the consolidated financial statement.

The quarterly results of reinsurance companies, including our results, are for various reasons not a reliable indicator for the results of the financial year as a whole. Losses from natural catastrophes and other major losses have a disproportionate impact on the result of the reporting period in which they occur. Furthermore, late reported claims for major loss complexes can also lead to substantial fluctuations in individual quarterly results. Gains and losses on the disposal of investments are accounted for in the quarter in which the investments are sold.

2. Accounting principles including reporting and valuation methods

The quarterly accounts included in the consolidated financial statement were drawn up as at 30 June 2002. The reader is also referred to the corresponding information contained in the consolidated financial statement drawn up as at 31 December 2001.

3. Consolidated companies and consolidation principles

3.1 Consolidated companies

The consolidated financial statement includes Hannover EURO Private Equity Partners II GmbH & Co. KG, Hannover (the participation in the company amounts to 52.8%). HDI Immobilienfonds Nr. 4 Nürnberg Bucher KG, Munich/Germany was wound up and the company's assets were transferred to Hannover Re. For further details of the consolidated companies the reader is referred to the corresponding information in the consolidated financial statement drawn up as at 31 December 2001.

3.2 Capital consolidation

At the end of June 2001 the Financial Accounting Standards Board (FASB) adopted the accounting standards SFAS 141 "business combinations" and SFAS 142 "goodwill and other intangible assets". Hannover Re has applied these rules with effect from 1 January 2002. Scheduled depreciation on goodwill was therefore omitted. No unscheduled depreciation was necessary on the basis of the initial application of these standards.

3.3 Debt consolidation

Receivables and liabilities between the companies included in the consolidated financial statement were offset against each other.

3.4 Consolidation of expenses and profit

The effects of business transactions within the Group were eliminated.

4. Acquisitions/new establishments

4.1 Hannover EURO Private Equity Partners II GmbH & Co. KG (HEPEP)

HEPEP commenced business operations on 28 January 2002. The company has capital resources of EUR 8.52 million, in which Hannover Re and E+S Rück each hold participations of 35.21%. The object of the company is to build, hold and manage a portfolio of assets.

5. Notes on the individual items of the balance sheet and statement of income

5.1 Investments including income and expenses

Investments were valued in accordance with SFAS 115 (accounting for certain investments in debt and equity securities). The allocation and valuation of investments are guided by the investment intent.

Fixed-income securities classified as held to maturity are valued at purchase costs plus/minus amortised costs. The amortised costs derive from the difference between the nominal value and purchase cost and they are spread over the time to maturity of the fixed-income securities.

Fixed-income securities classified as available for sale are valued at fair value. The difference between the fair value and amortised cost is booked to other comprehensive income.

Trading securities are valued at fair value. The difference between the fair value and amortised cost is recognised within the statement of income.

Securities whose fair value falls permanently below purchase cost are written down to current value and recognised within the statement of income.

The other investments primarily consist of shares in private equity limited partnerships.

Amortised costs and unrealised gains and losses on the portfolio of investments classified as held to maturity

30.6.2002 Figures in EUR thousand	Cost or amortised cost	Unrealised gains	Unrealised losses	Fair value
Investments held to maturity				
Fixed-income securities				
US Treasury Notes	28 037	1 771	–	29 808
Other foreign government debt securities	2 016	52	–	2 068
Corporate securities	242 322	7 858	208	249 972
Asset-backed securities	86 055	3 769	–	89 824
Other securities	37 749	182	377	37 554
Total	396 179	13 632	585	409 226

31.12.2001 Figures in EUR thousand	Cost or amortised cost	Unrealised gains	Unrealised losses	Fair value
Investments held to maturity				
Fixed-income securities				
US Treasury Notes	32 893	1 573	–	34 466
Other foreign government debt securities	2 289	73	–	2 362
Corporate securities	174 238	8 250	299	182 189
Asset-backed securities	56 031	3 862	–	59 893
Other securities	18 619	36	189	18 466
Total	284 070	13 794	488	297 376

Contractual maturities of the fixed-income securities in the held-to-maturity portfolio, available-for-sale portfolio and trading portfolio as at the balance sheet dates of 30 June 2002 and 31 December 2001

Figures in EUR thousand	30.6.2002		31.12.2001	
	Cost or amortised cost	*Estimated fair value*	*Cost or amortised cost*	*Estimated fair value*
Held-to-maturity				
Due in one year	2 104	5 121	7 950	7 978
Due after one through five years	209 375	220 700	197 670	206 654
Due after five through ten years	161 382	161 931	75 095	64 465
Due after ten years	22 868	21 474	3 355	18 279
Total	396 179	409 226	284 070	297 376
Available-for-sale				
Due in one year	772 490	774 363	800 467	799 807
Due after one through five years	4 025 018	4 069 666	4 571 102	4 631 074
Due after five through ten years	2 265 975	2 293 489	1 815 000	1 859 462
Due after ten years	1 149 747	1 124 529	1 163 738	1 132 535
Total	8 213 230	8 262 047	8 350 307	8 422 878
Trading				
Due after one through five years	–	–	7 832	7 878
Due after five through ten years	–	–	38 789	39 016
Total	–	–	46 620	46 895

The actual maturities may in individual cases diverge from the contractual maturities because borrowers may have the right to call or prepay obligations with or without penalty.

Amortised costs and unrealised gains and losses on the portfolio of investments classified as available for sale and trading

30.6.2002 Figures in EUR thousand	Cost or amortised cost	Unrealised gains	Unrealised losses	Fair value
Available-for-sale portfolio				
Fixed-income securities				
Government debt securities of EU member states	1 811 174	17 536	8 999	1 819 711
US Treasury Notes	1 364 736	32 176	3 193	1 393 719
Other foreign government debt securities	402 626	6 231	3 837	405 020
Corporate securities	3 168 276	66 854	67 532	3 167 598
Asset-backed securities	753 364	22 763	20 300	755 827
From investment funds	448 076	828	–	448 904
Other securities	264 978	6 328	38	271 268
	8 213 230	152 716	103 899	8 262 047
Dividend-bearing securities				
Equities	279 586	23 035	22 997	279 624
From investment funds	768 820	3 233	145 070	626 983
Other dividend-bearing securities	1 106	566	–	1 672
	1 049 512	26 834	168 067	908 279
Short-term investments	607 227	–	–	607 227
Total	9 869 969	179 550	271 966	9 777 553
Available-for-sale portfolio				
Dividend-bearing securities				
Derivatives	–	5 406	–	5 406
Total	–	5 406	–	5 406

31.12.2001 Figures in EUR thousand	Cost or amortised cost	Unrealised gains	Unrealised losses	Fair value
Available-for-sale portfolio				
Fixed-income securities				
Government debt securities of EU member states	1 696 999	20 010	8 453	1 708 556
US Treasury Notes	1 381 566	39 156	2 435	1 418 287
Other foreign government debt securities	383 918	8 075	14 393	377 600
Corporate securities	3 284 762	98 143	64 378	3 318 527
Asset-backed securities	788 316	15 138	16 692	786 762
From investment funds	562 144	–	5 545	556 599
Other securities	252 602	4 930	985	256 547
	8 350 307	185 452	112 881	8 422 878
Dividend-bearing securities				
Equities	309 407	33 027	21 089	321 345
From investment funds	746 787	884	47 993	699 678
Other dividend-bearing securities	728	–	300	428
	1 056 922	33 911	69 382	1 021 451
Short-term investments	622 569	–	–	622 569
Total	10 029 798	219 363	182 263	10 066 898
Trading portfolio				
Fixed-income securities				
Corporate securities	46 620	275	–	46 895
Dividend-bearing securities				
Derivatives	–	9 287	408	8 879
Total	46 620	9 562	408	55 774

Investment income

Figures in EUR	30.6.2002	30.6.2001
Real estate	16 809	12 687
Dividends	24 322	43 383
Ordinary investment income on fixed-income securities	243 941	236 550
Other income	192 228	127 078
Ordinary investment income	477 300	419 698
Realised gains on investments	73 331	75 189
Realised losses from investments	67 806	63 779
Unrealised gains and losses	(15 061)	10 385
Other investment expenses	87 684	18 052
Total investment income	380 080	423 441

5.2 Staff

The number of staff at the companies included in the consolidated financial statement of the Hannover Re Group was 1,868 (31.12.2001: 1,780). Of this number, 705 (31.12.2001: 707) were employed in Germany as at the balance sheet date. The majority of staff were employed at the consolidated Group companies abroad.

5.3 Stockholders' equity and minority interests

The stockholders' equity is shown as a separate component of the financial statement and is in accordance with SFAS 130 (reporting of comprehensive income). The stockholders' equity comprises not only the net income deriving from the statement of income but also the changes in the value of asset and liability items which do not impact the statement of income.

Minority interests are established in accordance with the shares held by companies outside the Group in the stockholders' equity of the subsidiaries.

Authorised capital of EUR 0.8 million is available for the issue of employee shares until 31 August 2002.

In addition, authorised but unissued capital of EUR 12.7 million is available until 1 July 2004.

The common stock was increased as of 6 June, 2002 by EUR 14.4 million through a conversion out of the additional paid-in capital.

Consolidated statement of changes in stockholders' equity

30.6.2002 Figures in EUR thousand	Balance as at 1 January	Capital increase/ additions	Change in the current period less deferred taxes	Change in retained earnings	Group stock-holders' equity	Minority interests	Group stock-holders' equity incl. minority interests
Common stock	82 799	14 365	–	–	97 164		
Additional paid-in capital	388 816	(14 365)	–	–	374 451		
Cumulative comprehensive income	(42 921)	–	(66 352)	–	(109 273)		
Treasury stock	–	–	–		–		
Retained earnings	1 243 334	–	–	–	1 243 334		
Net income	–	–	–	146 342	146 342		
Dividends paid	–	–	–	–	–		
Other changes	–	–	–	(89 825)	(89 825)		
Total	1 672 028	–	(66 352)	56 517	1 662 193	304 555	1 966 748

31.12.2001 Figures in EUR thousand	Balance as at 1 January	Capital increase/ additions	Change in the current period less deferred taxes	Change in retained earnings	Group stock-holders' equity	Minority interests	Group stock-holders' equity incl. minority interests
Common stock	75 493	7 306	–	–	82 799		
Additional paid-in capital	201 794	187 022	–	–	388 816		
Cumulative comprehensive income	63 477	–	(106 398)	–	(42 921)		
Treasury stock	–	–	–	–	–		
Retained earnings	1 232 615	–	–	–	1 232 615		
Net income	–	–	–	11 084	11 084		
Dividends paid	–	–	–	(69 990)	(69 990)		
Other changes	–	–	–	69 625	69 625		
Total	1 573 379	194 328	(106 398)	10 719	1 672 028	307 811	1 979 839

6. Other notes

6.1 Contingent liabilities

Hannover Re has secured by guarantee a surplus note in the amount of USD 400.0 million issued in the 1999 financial year by Hannover Finance Inc., Wilmington/USA.

As security for our technical liabilities to our US clients, we have established a master trust in the USA. As at the balance sheet date this master trust amounted to EUR 1,505.4 million (31.12.2001: EUR 1,403.6 million). The securities held in the master trust are shown as available-for-sale investments.

As security for our technical liabilities, various financial institutions have furnished sureties for our company in the form of letters of credit. The total amount of the letters of credit as at the balance sheet date was EUR 3,097.7 million (31.12.2001: EUR 3,314.4 million).

Hannover
Rückversicherungs-AG

Karl-Wiechert-Allee 50
30625 Hannover
Germany

Telephone +49/511/56 04-0
Fax +49/511/56 04-11 88
info@hannover-re.com

www.hannover-re.com

Investor Relations/
Public Relations

Dr. Lutz Köhler

Telephone +49/511/56 04-15 00
Fax +49/511/56 04-16 48
lutz.Koehler@hannover-re.com

Investor Relations

Holger Verwold

Telephone +49/511/56 04-17 36
Fax +49/511/56 04-16 48
holger.verwold@hannover-re.com

Public Relations

Gabriele Handrick

Telephone +49/511/56 04-15 02
Fax +49/511/56 04-16 48
gabriele.handrick@hannover-re.com